SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-37604

NOTIFICATION OF LATE FILING

☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2018

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Oasmia Pharmaceutical AB
Former name if applicable
Address of principal executive office	Vallongatan 1
City, state and zip code	Uppsala, Sweden 752 28

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Oasmia Pharmaceutical AB (the “Company”) was unable to complete its Annual Report on Form 20-F for the fiscal year ended April 30, 2018 (the “Annual Report”) prior to the filing deadline for the Annual Report on August 31, 2018 as the result of the need to complete final year-end closing procedures, financial statement preparation and disclosures. As a result, the Company could not finalize its financial statement preparation and disclosures for the fiscal year ended April 30, 2018 without unreasonable effort and expense.

The Company expects to file its Annual Report within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Mikael Asp	(46)	18 50 54 40
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Annual Report the following operating results for the fiscal year ended April 30, 2018, compared to the fiscal year ended April 30, 2017:

Revenues from royalties and sales of products were 3,007 thousand SEK (“TSEK”) in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017. These consisted of invoiced distribution rights of TSEK 1,595 in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017 in connection with the signing of an agreement with a Russian distributor, invoiced deliveries of goods in the amount of TSEK 630 in the year ended April 30, 2018 and TSEK nil in the year ended April 30, 2017 and a share of the profits in the amount of TSEK 783 stemming from sales of these goods. There were revenues from sales of water for injection amounting to TSEK 162 in the year ended April 30, 2018 and TSEK 172 in 2017.

Change in inventories of products in progress and finished goods amounted to TSEK (1,450) in the year ended April 30, 2018. This derives from the production of semi-finished products to be included in the production of goods intended for sale. Change in inventory of products in progress, amounting to TSEK (1,405) in the previous financial year, derives from the production of semi-finished products that will be included in the production of goods for sale as well as from a write-down of inventories of finished goods that were intended for sale on the Russian market of TSEK 5,324. Change in inventories of products in progress and finished goods amounted to TSEK 9,509 in the previous financial year.

For the year ended April 30, 2018, other operating income increased to TSEK 1,753, compared to TSEK 420 in the prior year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. This dispute was settled in November 2017 as a result of which Oasmia was awarded compensation of TSEK 1,300, which has been recorded as other operating income. Favorable exchange gains of TSEK 157 in the year ended April 30, 2018 compared to TSEK 202 for the year ended April 30, 2017.

Operating expenses including depreciation and amortization decreased by SEK 30.34 million, or 20.7%, from SEK 146.7 million to SEK 116.4 million, for the year ended April 30, 2018 compared to the prior financial year.

The decrease is mainly attributable to lower costs for clinical studies during the period. The decrease is mainly attributable to lower costs for bad debt losses, clinical studies and employees. The decrease in employee benefit expenses is largely due to the fact that the rationalization program which was started the previous financial year has had an impact this year. The average number of employees decreased by 16 people or 21% from 75 in April 30, 2017 to 59 in April 30, 2018 and resulted in lower employee benefit costs.

Financial income in the year ended April 30, 2018 amounted to TSEK 101, compared to TSEK 85 in the previous year. The increase is mainly due to increased foreign exchange gains related to bank balances in foreign currencies

Interest expense on convertible loan programs and other borrowings amounts to SEK 12.31 million in the year ended April 30, 2018 compared to SEK 13.49 million in the year ended April 30, 2017.

Financial expenses also consist of other financial expenses related to convertible loans and exchange losses related to bank balances in foreign currencies. Exchange losses from bank balances in foreign currencies decreased by SEK 4.28 million from SEK 6.36 million in the year ended April 30, 2017 to SEK 2.08 million in the year ended April 30, 2018.

The net loss after tax was TSEK 118,013 in the year ended April 30, 2018 compared to TSEK 160,243 in the year ended April 30, 2017. The improvement in the net loss was primarily attributable to lower operating expenses, see above, and to higher net sales. Furthermore, net financial items for the year involved an improvement, TSEK (14,289) compared to TSEK (19,762) in the year ended April 30, 2017, which is attributable to the on average lower interest-bearing liabilities this year.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

Forward-Looking Statements

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s expectation regarding the timing of the anticipating closing of the pending public offering, the timing of the filing of its Annual Report and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s inability to complete the work required to file the Annual Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; risks related to the Company’s ability to finalize the financial statements to be included in the Annual Report, including those related to the need to complete the Company’s internal review and the performance of the requisite procedures by our independent registered public accounting firm; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-K for the year ended April 30, 2017. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

Oasmia Pharmaceutical AB

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 31, 2018	/s/ Anders Blom
By: Anders Blom
Title: Chief Financial Officer